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                                  EXHIBIT 12.2

                               UNISYS CORPORATION
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
                      PREFERRED STOCK DIVIDENDS (UNAUDITED)
                                 ($ in millions)

                                                                            Years Ended December 31
                                                         ----------------------------------------------------------------
                                                         2001          2000           1999            1998           1997
                                                         ----          ----           ----            ----           ----
Fixed charges
Interest expense                                      $    70.0     $    79.8      $   127.8       $   171.7      $   233.2
Interest capitalized during the period                     11.8          11.4            3.6              --             --
Amortization of debt issuance expenses                      2.7           3.2            4.1             4.6            6.7
Portion of rental expense representative of
  interest                                                 53.9          42.2           46.3            49.1           51.8
Dividends on preferred shares                                --            --           56.5           163.8          170.9
                                                      ---------     ---------      ---------       ---------      ---------
   Total Fixed Charges                                    138.4         136.6          238.3           389.2          462.6
                                                      ---------     ---------      ---------       ---------      ---------
Earnings
Income (loss) from continuing operations before
  income taxes                                            (46.5)        379.0          770.3           594.2         (748.1)
Add (deduct) the following:
  Share of loss (income) of associated companies           (8.6)        (20.5)           8.9             (.3)           5.9
  Amortization of capitalized interest                      5.4           2.2             --              --             --
                                                      ---------     ---------      ---------       ---------      ---------
    Subtotal                                              (49.7)        360.7          779.2           593.9         (742.2)
                                                      ---------     ---------      ---------       ---------      ---------

Fixed charges per above                                   138.4         136.6          238.3           389.2          462.6
Less interest capitalized during the period               (11.8)        (11.4)          (3.6)             --             --
                                                      ---------     ---------      ---------       ---------      ---------
Total earnings (loss)                                 $    76.9     $   485.9      $ 1,013.9       $   983.1      $  (279.6)
                                                      =========     =========      =========       =========      =========
Ratio of earnings to fixed
  charges                                                     *          3.56           4.25            2.53              *
                                                      =========     =========      =========       =========      =========

* Earnings for the years ended December 31, 2001 and 1997 were inadequate to cover fixed charges and preferred stock dividends by approximately $61.5 and $742.2 million, respectively.